Exhibit (a)(1)(v)

Highlights of the New York & Company Stock Appreciation Right and Option Exchange Program

Introducing the Stock Appreciation Right and Option Exchange Program

The Stock Appreciation Right and Option Exchange Program (the “Exchange Program”) is a one-time offer to exchange certain Stock Appreciation Rights and Stock Options (the “Eligible Awards”) for new Stock Appreciation Rights (the “Replacement SARs”) to receive fewer shares at a lower exercise price.

Stock awards enable you to benefit when the market price of New York & Company common stock exceeds the exercise price of your exercisable stock awards. Some outstanding New York & Company stock awards are substantially “underwater” (meaning that the exercise price is greater than the current market price). To help restore the value of these stock awards, New York & Company is offering you the opportunity to exchange underwater Eligible Awards that you currently hold for Replacement SARs to receive fewer shares at a lower exercise price, as explained in detail below. If you exchange Eligible Awards, they will be cancelled and Replacement SARs will be issued in their place.

This brochure provides a general description of the Offer and includes information you should consider when making your decision to participate in the Exchange Program.

For complete details on the Exchange Program, please read the Offering Memorandum included in this mailing. Many concepts and terms used in this brochure are further described and defined in the Offering Memorandum. Please read the Offering Memorandum in its entirety. If you need another copy of the Offering Memorandum, please send an e-mail directly to exchangeprogram@nyandcompany.com or call 212-884-2750, where you will be able to leave a voice message.

Your Participation is Voluntary

It is entirely your decision whether or not to participate in the Exchange Program. This is a one-time offer that opens on June 1, 2017 at 5:00 p.m. EDT and is expected to close on June 29, 2017 at 5:00 p.m. EDT, subject to stockholder approval at the Company’s 2017 Annual Meeting. You must complete and submit your Election Form to us before the Offer closes regardless of whether you accept or decline the offer to exchange Eligible Awards.

Key Dates Date	Action
June 1, 2017
(5:00 p.m. EDT)	Offer opens

June 1 — June 29, 2017	Election period

June 29, 2017
(5:00 p.m. EDT)	Offer ends

Note that dates for the election period and grant of Replacement SARs may change.  In addition, we may, in our sole discretion, decide to terminate this Offer at any time prior to the expiration of this Offer.

Exchange Program At-a-Glance

These are the basic provisions of the New York & Company Exchange Program. This summary is qualified in its entirety by reference to the Offering Memorandum included in this mailing.

Provision	Description
Eligible Associates	You will generally be eligible to participate in the Exchange Program if you are an active associate of New York & Company holding at least one Eligible Award as of:
• The day the Offer opens (June 1, 2017),
• The day the Offer ends (currently expected to be June 29, 2017), and
• The grant date of the Replacement SARs (currently expected to be June 29, 2017).

Ineligible Associates

You are ineligible to participate in the Exchange Program if you are a non-executive member of the Company’s board of directors, a retiree or a terminated associate, or you have submitted or received a notice of termination on, or prior to, the date the new Replacement SARs are granted.

Eligible Awards

Any stock grants outstanding at June 1, 2017 with an exercise price equal to or greater than $2.60 are eligible. Check your personalized information in the materials included in this mailing for details on your Eligible Awards.

Number of Shares that may be Received with Replacement SARs

The number of shares that may be received with the Replacement SARs will be calculated using an exchange ratio that will give Eligible Associates who elect to participate in the Exchange Program Replacement SARs that have an estimated value equal to that of their exchanged shares, calculated as of the date this offer expires, which is currently expected to be June 29, 2017. The exchange ratio will vary for different Eligible Awards.

Exercise Price of Replacement SARs	The exercise price of the Replacement SARs will be the closing price of New York & Company stock on the NYSE on the grant date, which is expected to be June 29, 2017.

Expiration Date of Replacement SARs

Each Replacement SARs grant will have the same expiration date as the Eligible Award grant for which it was exchanged, except in the case of Eligible Awards tha thathat expire that are due to expire in 2018. The expiration date of Replacement SARs for those Eligible Awards will be two those Eligible Awards will be two years from the grant date, which is currently expected to be June 29, 2017.

Vesting of Replacement SARs

Replacement SARs will have the same vesting schedule as the tendered Eligible Awards, except that the vesting schedule for any Eligible Awards that are already vested, or that will vest by the date of the exchange, will be reset to vest on the one-year anniversary of the new Replacement SARs’ grant date, so long as the eligible stock grant holder continues to provide services to the Company during the one-year period. However, in the event of an involuntary termination of the eligible stock grant holder, or upon a change in control, within the reset one-year vesting period, except for cause, such Replacement SARs will vest under the original vesting schedule.

Because we expect to grant the Replacement SARs on the same day that the exchange offer expires, the new Replacement SARs grant date should be the same as the expiration date of the exchange offer, which is currently expected to be June 29, 2017. If the expiration date of the exchange is extended, then the new Replacement SARs grant date will be similarly extended.

Election Period

You may elect to exchange your Eligible Awards anytime between 5:00 p.m. EDT on June 1, 2017 and 5:00 p.m. EDT on June 29, 2017. You must continue to be an Eligible Associate at the time the Offer ends and at the time the Replacement SARs are granted in order for your exchange election to be valid. Exchange elections received after 5:00 p.m. EDT on June 29, 2017 will not be valid.

Grant Date of Replacement SARs	We expect that Eligible Awards you elect to exchange will be cancelled and Replacement SARs will be granted on June 29, 2017 (the day the Offer expires), unless the Offer is extended.

How to Exchange Your Eligible Awards

Please read the following instructions for completing your exchange election. You should complete your exchange election by signing and returning the personalized Election Form that was mailed to you.

If you choose not to exchange your Eligible Awards, you will continue to hold your Eligible Awards at their current exercise price until you exercise them, or until they expire or, in the case of certain terminations of employment, are otherwise forfeited.

Step 1: Get Ready

•              Carefully read all materials related to the Exchange Program, including the following:

•              Offering Memorandum

•              Communication to Eligible New York & Company Associates Announcing the Opening of the New York & Company Exchange Program, delivered via email on June 1, 2017

•              Communication to Eligible New York & Company Associates sent to your home from the Chief Executive Officer, dated June 1, 2017

•              These Highlights of the New York & Company Exchange Program

•              Election Form

•              Review the information for your Eligible Awards in your personalized Election Form.

•              If you have questions about the Exchange Program, you can:

•              Call 212-884-2750, where you will be able to leave a voice message.

•              E-mail your questions to: exchangeprogram@nyandcompany.com.

•              Consult your personal financial and tax advisors.

Step 2: Make Your Election

Complete the Election Form that was mailed to you and, (1) mail it in the self-addressed, stamped envelope to: New York & Company, Attn: Exchange Program, 330 West 34th Street, New York, NY 10001, or (2) by inter-office or hand mail to New York & Company Human Resources Department, or (3) scan the   completed and signed Election Form and e-mail it to: exchangeprogram@nyandcompany.com.  Remember, your completed Election Form must be RECEIVED by New York & Company by 5:00 p.m. EDT on June 29, 2017. Election Forms received after this time will not be valid and your options will not be exchanged.

Changing Your Election

You may change your election at any time up to the close of the Offer at 5:00 p.m. EDT on June 29, 2017. To do so, call 212-884-2750 or e-mail exchangeprogram@nyandcompany.com and request a new Election Form. Return the completed new Election Form by (1) mailing it in the stamped, self-addressed envelope to: New York & Company, Attn: Exchange Program, 330 West 34th Street, New York, NY 10001, or (2) by inter-office or hand mail to New York & Company Human Resources Department, or (3) scanning the completed and signed new Election Form and e-mailing it to: exchangeprogram@nyandcompany.com.  Your new Election Form must be RECEIVED by New York & Company by 5:00 p.m. EDT on June 29, 2017. New Election Forms received after this time will not be valid and your change will not be effective.

Find Answers to Your Questions

If you have questions after reading all of the materials, please send an e-mail directly to

exchangeprogram@nyandcompany.com or call 212-884-2750.

Important Legal Information

In order to participate in this Exchange Program, you must follow the instructions in the Offering Memorandum. You must be an Eligible Associate to participate in the Exchange Program, as fully described in the Offering Memorandum. Only certain outstanding New York & Company stock grants are eligible to be exchanged. These Eligible Awards are fully described in the Offering Memorandum.

The Offering Memorandum contains valuable information that may help you decide whether or not to participate in the Exchange Program. For complete terms and conditions, please review the Offering Memorandum. If there is any discrepancy between this material and the Offering Memorandum, the Offering Memorandum will govern. Participation in the Exchange Program does not constitute a contract of employment or otherwise guarantee employment with New York & Company. Subject to stockholder approval at the Company’s 2017 Annual Meeting, this will be a one-time offer to exchange Eligible Awards in order to receive a lesser number of Replacement SARs with a lower exercise price. New York & Company expects to cancel the Eligible Awards offered for exchange and grant the Replacement SARs on the date the Offer expires.

There can be no assurances that the price of our stock will increase and create value for holders of our stock grants, or that exchanging Eligible Awards for Replacement SARs would be more advantageous than keeping the Eligible Awards and not participating in the Exchange Program.  New York & Company is not advising you as to whether or not to participate in the Exchange Program.  Only you are responsible for deciding whether to exchange your Eligible Awards.  When you participate in a stock-based program, you take on a number of risks, including Company risk and market risk.

This material is for communication purposes only and is non-binding. New York & Company is not forecasting, in this or related materials, possible future increases, if any, in the value of New York & Company common stock.